SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 6 January, 2004

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 6 January 2004	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit
99.1	Notification UBS dated 12 Nov 2003.
99.2	Notification HBOS dated 12 Nov 2003.
99.3	Notification UBS dated 18 Nov 2003.
99.4	MD approved dated 19 Nov 2003.
99.5	Monthly purchase announcement dated 19 November 2003.
99.6	Formal Notice dated 21 November 2003.
99.7	December 03 Share purchase employee share trust.
99.8	LDZ speculation notice dated 5 December 2003.
99.9	Gordon Waters form 5 December 2003.
99.10	Notification UBS 8 Dec 2003.
99.11	Notification Cater Allen Int 9 Dec 2003.
99.12	Final IDoK LSX dated 11 December 2003.
99.13	Cater Allen no longer notifiable 12 December 03.
99.14	HBOS plc no longer notifiable 17 December 03.
99.15	Monthly purchase announcement dated 18 December 2003.